UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amarin Corporation PLC

File No. 000-21392 CF# 22184

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Amarin Corporation PLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 20-F filed on May 19, 2008.

Based on representations by Amarin Corporation PLC, that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.67	through March 6, 2012
Exhibit 4.78	through January 8, 2013
Exhibit 4.81	through May 13, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Reedich
Special Counsel